SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15b-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2019

IRSA Inversiones y Representaciones Sociedad Anónima
(Exact name of Registrant as specified in its charter)

IRSA Investments and Representations Inc.
(Translation of registrant´s name into English)

Republic of Argentina
(Jurisdiction of incorporation or organization)

Bolívar 108
(C1066AAB)
Buenos Aires, Argentina
(Address of principal executive offices)

Form 20-F ⌧                                  Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐                                  No ⌧

IRSA INVERSIONES Y REPRESENTACIONES SOCIEDAD ANÓNIMA
(THE “COMPANY”)

REPORT ON FORM 6-K

Attached is the English translation of the summary of the letter dated April 22, 2019, filed by the Company with the Bolsa de Comercio de Buenos Aires  and the Comisión Nacional de Valores.

By letter dated April 22, 2019, IRSA Inversiones y Representaciones Sociedad Anónima ("IRSA" or the "Company") informs that on April 16, 2019 its subsidiary IDBD has received a copy of a letter sent by the Capital Markets, Insurance and Savings Commission of Israel ("Commissioner") to the Trustee regarding the guidelines about the sale of shares in Clal.

In said letter, the Commissioner instructs the Trustee to continue acting under the existing outline, in accordance with all the authorities that have been granted to him and to take measures for the sale of 5% of Clal shares no later than May 4, 2019. Additionally, it states that the sale could not be made through a swap transaction, but through a different sale technique that does not generate an affinity between IDBD and a related party and that the Clal shares, as a result, do not imply a greater economic exposure on the indicated parts in relation to Clal.

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Buenos Aires, Argentina.

IRSA Inversiones y Representaciones Sociedad Anónima

By:	/S/ Saúl Zang
Name: Saúl Zang
Title: Responsible of relationship with the markets

Dated: April 22, 2019